SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
2 February to 2 March 2015

DATE	DETAIL

02 March 2015	Block Listing Interim Return

02 March 2015	Total Voting Rights

25 February 2015	Transaction in Own Shares

24 February 2015	Transaction in Own Shares

23 February 2015	Transaction in Own Shares

23 February 2015	Notification of Major Interest in National Grid plc Ordinary Shares

20 February 2015	Transaction in Own Shares

19 February 2015	Transaction in Own Shares

18 February 2015	Transaction in Own Shares

16 February 2015	Transaction in Own Shares

13 February 2015	Transaction in Own Shares

10 February 2015	Transaction in Own Shares

09 February 2015	Transaction in Own Shares

09 February 2015	Directors Interests – NG Share Incentive Plan

06 February 2015	Transaction in Own Shares

05 February 2015	Transaction in Own Shares

04 February 2015	Transaction in Own Shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

2 March 2015: National Grid Publishes Newsletter Including General Business Updates
26 February 2015: Change in Director Responsibilities
18 February 2015: National Grid commences share buy-back programme
11 February 2015: Directorate Change